This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES
OPERATIONS UPDATE

AIM & TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, July 20, 2018 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces operations update. All dollar values are expressed in US dollars unless otherwise stated.
Updates

•	Corporate production averaged approximately 14.9 MBoepd during June

•	Received net proceeds of $27.2 million in mid-July for the June cargo of 450 Mbbls

•	Sold 501 Mbbls of entitlement oil July 19 (3rd cargo of 2018), priced off July Brent, proceeds expected in 30 days

•
Western Desert: drilled NW Sitra 9 exploration well (Cretaceous target) to a total depth of 5,950 feet and abandoned as dry, rig moving to South Ghazalat for two exploration wells (Cretaceous targets). Rigged up on NW Sitra 12 exploration well (Jurassic target), finalizing acceptance testing with drilling expected to commence in the next week

•	Eastern Desert: mobilized a drilling rig to M field in West Bakr to commence a three well development drilling program (2 in M field and 1 well in NWG 38 pool)
PRODUCTION
June production averaged ~14.9 MBoepd (12.3 MBopd Egypt, 2.6 MBoepd Canada)
MARKETING
In Egypt, the Company completed two crude oil cargo sales from inventory during the second quarter. The first cargo was lifted in April (~452 Mbbls) for proceeds of ~$26.5 million and the second cargo was lifted in June (~450 Mbbls) with proceeds of ~$27.2 million received mid-July. Total sales including direct sales to EGPC during the second quarter totaled approximately 1.0 million barrels of entitlement oil from inventory for proceeds of ~$58 million before hedging adjustments.

In addition, the Company lifted ~501Mbbls of entitlement crude oil on July 19th, with proceeds due 30 days from lifting (July Brent pricing less quality adjustments for Ras Gharib blend). The Company expects the final lifting of the year to occur in Q4 2018.

OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT

Western Desert

In North West Sitra (“NWS”) the Company drilled the NWS 9 exploration well to a total depth of 5,950 feet targeting a stacked Cretaceous prospect. The well did not encounter hydrocarbons in the targeted zones and was abandoned. Although disappointing, NWS 9 has provided key information that will be integrated into the regional database and prospect mapping for the area. The NWS 9 well cost was ~$1.0 million to drill and abandon.

The rig is now moving to the South Ghazalat #1 to drill the first of two planned exploration wells in the South Ghazalat concession, targeting Cretaceous prospects.

The larger 2,000 HP drilling rig is rigged up on NWS 12 and is expected to commence drilling in the next week, following the close out of acceptance testing. NWS 12 is targeting a deeper stacked Cretaceous/Jurassic prospect with a planned drilling time of approximately 60 days.

The Company requested and received a six-month extension to the first exploration phase (now expiring January 7, 2019) in NWS to drill and evaluate the Phase 1 exploration commitment wells (NWS 9 & 12). Prior to January 7, 2019, the Company can elect to enter the second and final exploration phase (3.0 years after the extension of phase one), which has a two well ($6.0 million) work commitment and a mandatory relinquishment of 30% of the original concession area not held by development leases.

Eastern Desert

The Company has mobilized a third drilling rig in Egypt and is preparing to drill the first of three planned development wells in the Eastern Desert.

In West Bakr, drilling is expected to commence on the M-North well in the next few days. M-North is the first of two wells targeting the producing Asl formations in the M field. Following the M wells, the drilling rig will move to NW Gharib to drill NWG 38A-7.

The NWG 38A-7 well is targeting the 38A Red Bed pool in a structurally lower position as a potential water injector approximately 0.4 kilometers south of the NWG 38A Injector well (drilled Q2) which encountered 92 feet of Red Bed with an internally estimated net oil pay of approximately 34 feet. The NWG 38A Injector well was completed and confirmed oil in the lower portion of the Red Bed. The NWG 38AInjector well will require a fracture stimulation prior to producing (similar to NWG 38A-1). Should the NWG 38A-7 well also encounter additional oil column, the Company has planned an additional well further south at NWG 38A-8 as a contingency for reservoir pressure support.

In addition, production from the four well (Arta 48, Arta 54, NWG 1AX, NWG 5X) stimulation program completed during May/June targeting Nukhul and tight Red Bed conglomerate wells, has averaged approximately 775 Bopd (~195 Bopd/ well) during the respective first 30 days of production after recovering frac fluid.
About TransGlobe
TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.
Advisory on Forward-Looking Information and Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the Company's strategy to grow its annual cash flow; expectations regarding its acquisition efforts; anticipated drilling, completion and testing plans, including, the anticipated timing thereof, prospects being targeted by the Company, and rig mobilization plans; expected future production from certain of the Company's drilling locations; TransGlobe's plans to drill additional wells, including the types of wells, anticipated number of locations and the timing of drilling thereof; the timing of rig movement and mobilization and drilling activity; the Company's plans to file development lease applications for certain of its discoveries, including the expected timing of filing of such applications and the expected timing of receipt of regulatory approvals; anticipated production and ultimate recoveries from wells; to negotiate future military access (including the expected timing thereof), including the anticipated timing of wells on production; TransGlobe's plans to continue exploration, development and completion programs in respect of various discoveries; future requirements necessary to determine well performance and estimated recoveries; and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Brett Norris, M.Sc., P Geo, - Vice President Exploration for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed and approved the technical information contained in this announcement. Mr. Norris obtained a Master’s of Science Degree in Geology from the University of Western Ontario. He is a Registered Professional Geoscientist in the province of Alberta and has over 30 years’ experience in oil and gas.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf: 1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

Certain type curve information included to in this news release, including IP30, represents estimates of the production decline and ultimate volumes expected to be recovered from wells over the life of the well. This information is based on management-generated type curves based on a combination of historical performance of older wells and management's expectation of what might be achieved from future wells. The information represents what management thinks an average well will achieve. Individual wells may be higher or lower but over a larger number of wells management expects the average to come out to the type curve. Over time type curves can and will change based on achieving more production history on older wells or more recent completion information on newer wells.

The following abbreviations used in this press release have the meanings set forth below:
Bopd    barrels of oil per day
MBopd    thousand barrels of oil per day
Boepd    barrels of oil equivalent per day
MBoepd    thousand barrels of oil equivalent per day
MBbl    thousand barrels

For further information, please contact: Investor Relations Telephone: 403.264.9888 Email: investor.relations@trans-globe.com Web site: http://www.trans-globe.com
TransGlobe Energy Ross Clarkson, Chief Executive Officer Randy Neely, President Eddie Ok, Chief Financial Officer	Via FTI Consulting www.trans-globe.com
Canaccord Genuity (Nomad & Joint Broker)	+44 (0) 20 7523 8000
Henry Fitzgerald-O'Connor James Asensio
GMP First Energy (Joint Broker)	+44 (0) 207 448 0200
Jonathan Wright
FTI Consulting (Financial PR)	+44 (0) 203 727 1000
Ben Brewerton Emerson Clarke	transglobeenergy@fticonsulting.com